Exhibit 21

RAVEN INDUSTRIES, INC.
SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	JURISDICTION

Aerostar International, Inc.	South Dakota, USA

Aerostar Technical Solutions, Inc.	California, USA

Dot Technology Corp.(a)	Saskatchewan, Canada

Raven Engineered Films, Inc.	South Dakota, USA

Raven Industries Canada, Inc.	Nova Scotia, Canada

Raven International Holding Company B.V.	Amsterdam, Netherlands

Raven CLI Construction, Inc.	South Dakota, USA

Raven Europe, B.V.	Middenmeer, Netherlands

Raven do Brasil Participacoes E Servicos Technicos LTDA	Sao Paulo, Brazil

Raven Slingshot, Inc.	South Dakota, USA

(a) The Company owns 91% and has rights to an additional 9% as of January 31, 2021.

Pursuant to Item 601(b)(21) of Regulation S-K, we have omitted some subsidiaries that considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of January 31, 2021, under Rule 1-02(w) of Regulation S-X.